EXHIBIT 99.(a)(1)(F)

STOCK OPTION AMENDMENT

AND

CASH BONUS AGREEMENT

This Stock Option Amendment and Cash Bonus Agreement (this “Agreement”) is made as of [____], 2008 by and between Restoration Hardware, Inc., a Delaware corporation (the “Company”), and [____] (“Optionee”).

RECITALS

WHEREAS, the Company previously granted to Optionee the options identified on attached Schedule I (the “Options”) to purchase shares of the Company’s common stock under the 1998 Stock Incentive Plan, as amended and restated from time to time (the “Plan”).

WHEREAS, the Company and Optionee entered into a formal Notice of Grant of Stock Option and Stock Option Agreement (collectively, the “Option Agreement”) evidencing each such Option.

WHEREAS, in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, Optionee desires to amend each of the Options to increase the exercise price per share to be in effect for the unexercised portion of that Option which is subject to Section 409A and identified as such on Schedule I (the “Covered Portion”) to the higher exercise price per share indicated for that portion of such Option on Schedule I.

WHEREAS, the Company is willing to pay Optionee a cash bonus, in certain circumstances and as set forth herein, in connection with the amendment of the Covered Portion of Optionee’s Options.

NOW THEREFORE, the parties hereby agree as follows:

1. Increased Exercise Price. The exercise price per share set forth in the Option Agreement for each of the Options listed on Schedule I is hereby increased, with respect to the shares subject to the Covered Portion of that Option, to the higher exercise price per share set forth for that Option on Schedule I (the “Adjusted Exercise Price”).

2. Cash Bonus. Optionee shall become entitled to receive a cash bonus from the Company (the “Cash Bonus”) with respect to each of the Options listed on Schedule I equal to the number of shares of common stock of the Company purchasable pursuant to the Covered Portion of each such Option, multiplied by either:

•

the “Acquisition Spread Price”, which shall be equal to the amount, if any, by which the Transaction Consideration (as defined below) to be paid in the Acquisition (as defined below), or the Adjusted Exercise Price of such Option, whichever is less, exceeds the exercise price per share in effect for that Option as listed on Schedule I prior to amendment; provided that the Acquisition Closing Condition (as defined below) shall have been satisfied; or

•

the “Option Spread Price”, which shall be equal to the amount, if any, by which $4.50 or the Adjusted Exercise Price for such Option, whichever is less, exceeds the exercise price per share in effect for that Option as listed on Schedule I prior to amendment; in the event that the Acquisition Closing Condition has not been satisfied and the Company elects to proceed with the closing of the Offer and waive the Acquisition Closing Condition.

If we have agreed to waive the Acquisition Closing Condition, then the Cash Bonus payable with respect to each of the amended Options on Schedule I will be calculated using the Option Spread Price. If the Acquisition Closing Condition shall have been satisfied, and if the Transaction Consideration paid in the Acquisition is less than the exercise price per share, prior to amendment, for an Option listed on Schedule I, then Optionee shall not receive any Cash Bonus with respect to that Option.

Payment shall be made on the Company’s first regular payroll pay-date in January 2009 (the “Cash Bonus Payment Date”). However, any Cash Bonus shall be subject to the Company’s collection of all applicable federal, state and local income and employment withholding taxes, and Optionee shall be paid only the net amount of such bonus remaining after such taxes have been collected. Optionee need not remain in the Company’s employ to receive the Cash Bonus, if any.

For purposes of this Agreement, “Acquisition” shall mean the acquisition of the Company announced on November 8, 2007 pursuant to which the Company is to be acquired by Catterton Partners pursuant to that certain Agreement and Plan of Merger, dated as of November 8, 2007 (the “Original Merger Agreement”), entered into by and among the Company, Home Holdings, LLC, a Delaware limited liability company (“Parent”), and Home Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), as amended by that certain First Amendment to the Original Merger Agreement (the “First Amendment”), dated as of January 24, 2008, by and among the Company, Parent and Merger Sub (the First Amendment, together with the Original Merger Agreement, collectively, the “Merger Agreement”). Parent and Merger Sub are affiliates of Catterton Partners. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company as the surviving corporation of the merger. In the merger, each share of common stock of the Company, other than those held by the Company, any subsidiary of the Company, Parent, or Merger Sub, and other than those shares with respect to which dissenters rights are properly exercised, will be cancelled and converted into the right to receive $4.50 per share in cash (as such may be adjusted in the future pursuant to agreement by and among the Company, Parent and Merger Sub, “Transaction Consideration”).

For purposes of this Agreement, “Acquisition Closing Condition” shall mean the satisfaction, or waiver by Parent, of all of the mutual conditions to closing of the Acquisition and all of the conditions precedent in favor of Parent with respect to its obligation to effect the merger contemplated in the Acquisition as set forth in the Merger Agreement, or the determination of Parent, in its reasonable judgment, that such conditions are reasonably likely to be satisfied or waived and that the Acquisition is reasonably likely to be consummated as a result thereof, and the determination of the Company, in its reasonable judgment, that the Acquisition is reasonably likely to be consummated as a result of the satisfaction or waiver of such conditions.

3. Entire Agreement. This Agreement, together with the Option Agreements (to the extent not expressly amended hereby) and the Plan, represent the entire agreement of the parties with respect to the Options, the Covered Portions thereof and the Cash Bonus, if any, and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to such Options and the Cash Bonus. This Agreement may be amended at any time only by means of a writing signed by Optionee and an authorized officer of the Company.

4. Continuation of Option Agreements. Except for the foregoing increases to the exercise prices per share for the Covered Portions of the Options, no other terms or provisions of the Option Agreements for such Options or the Plan have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

THE COMPANY:

RESTORATION HARDWARE, INC., a Delaware corporation

By:

Name:

Title:

OPTIONEE:

[____________]

SCHEDULE I

AMENDED OPTION AND CASH BONUS

Employee Name: [Employee Name]

Employee ID: [Employee ID]

Option (Grant Number)	Original Date of Grant	Total Number of Shares Subject to Option	Covered Portion of Option	Exercise Price Per Share Prior to Amendment	New Exercise Price Per Share of Covered Portion Following Amendment	Cash Bonus (if any)

Total Cash Bonus: $__________